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10028227

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIATI CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 3rd Floor
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael W. Geffrard (212) 269-0003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mahmood, Mohammad A.
(Name – *if individual, state last, first, middle name*)

1261 Broadway, Suite 812, New York, NY 10001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Michael W. Geffrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liati Capital, LLC, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me on this 26th day of February 2010

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Malaika Gordon
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01GO6128686
COMMISSION EXPIRES JUNE 13, 2013

LIATI CAPITAL, LLC

Statements of Financial Condition

As of

December 31, 2009

&

For the year then ended

MM M. A. Mahmood, CPA, PC
Certified Public Accountant
1261 Broadway, Suite 812
New York, NY 10001

MM M. A. Mahmood, CPA, PC

Certified Public Accountant

1170 Broadway, Suite #806, New York, NY 10001

Tel. (212) 684-1040
Fax (212) 684-6780
WWW.Consultax.net

Mohammad A. Mahmood, FCA, CPA*
* Licensed in NY

To The Members of
Liati Capital, LLC

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Liati Capital, LLC as of December 31, 2009 and the related statements of income, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liati Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

New York, NY
February 26, 2010

M. A. M[signature] CPA PC

Liati Capital, LLC
Statement of Financial Condition
As of December 31, 2009

ASSETS

CURRENT ASSETS:	
Cash at bank	15,090
Accounts receivable	4,581
Due from members	799
Total Current Assets	20,470
TOTAL ASSETS	20,470

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	8,000
Total Current Liabilities	8,000
MEMBERS' EQUITY:	
Members' capital	12,470
Total Members' Equity	12,470
TOTAL LIABILITIES & MEMBERS' EQUITY	20,470

See Accompanying Notes

LIATI CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

5. SIGNIFICANT ACCOUNTING POLICIES

The Company derives its revenues from advisory and other consulting fees in connection with the private placement of limited partnership interests in general partnerships.

6. THE COMPANY

The Company was formed in New York in February, 1998. The Company provides financial advisory and consulting services primarily related to the private placement of limited partnership interests in general partnerships. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a limited liability company

The company operates under an expense sharing agreement with Liati Group, LLC, A New York Limited Liability Company. The expense sharing provides for Liati Group, LLC to pay all of the operating expenses of the Company, except for certain directly related expenses. As outlined in the expense sharing agreement, such payments are considered as capital contributions by the Liati Group, LLC. Due to changes in ownership, Liati Group, LLC which owned 100% equity in the company, now only owns 30% equity in the company, whereas remainder of the equity is owned by individuals, highest being 30%.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities & Exchange Act of 1934 which requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company's net capital and aggregate indebtedness, as defined, were $7,089 and $8,000 respectively. The net capital ratio was 112.85% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirement by $2,089.

8. The Company does not incur income taxes, instead, its earnings are included in the partners' income tax returns and taxed depending on their tax situations. The financial statements, therefore, do not include a provision for income taxes. Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation No 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes-an interpretation of FASB Statement No. 109", now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions. The adoption of FIN 48 did not have an effect on the Company's financial position as of January 1, 2009 or the Company's results of operations and cash flows for the year ended December 31, 2009. The Company is not subject to federal or state and local income tax.

5. Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through February 26, 2010 the date the financial statements were available to be issued.

7. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities & Exchange Commission, the Statement of Financial condition is available for examination at the Company's principal place of business, 17 State Street, Third Floor, New York, NY, and at the regional office of the Commission located at 3 World Financial Center, Room 4300, New York, NY.

MM M. A. Mahmood, CPA, PC
Certified Public Accountant
1261 Broadway, Suite #812, New York, NY 10001
Tel. (212) 684-1040
Fax (212) 684-6780
WWW.Consultax.net

Mohammad A. Mahmood, FCA, CPA*
* Licensed in NY

To The Member of
Liati Capital, LLC

In planning and performing our audit of the financial statements of Liati Capital, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Liati Capital, LLC including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

New York, NY
February 26, 2010

M. A. M CPA PC

M. A. Mahmood, CPA, PC
Certified Public Accountant